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                           June 9, 2022

       Dave Davis
       Chief Financial Officer
       Sun Country Airlines Holdings, Inc.
       2005 Cargo Road
       Minneapolis, Minnesota 55450

                                                        Re: Sun Country
Airlines Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Form 10-K/A for
Fiscal Year Ended December 31, 2021
                                                            Form 8-K filed May
5, 2022
                                                            File No. 001-40217

       Dear Mr. Davis:

              We have reviewed your May 26, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 19, 2022 letter.

       Response Letter dated May 26, 2022

       Form 8-K filed May 5, 2022
       Exhibit 99.1
       Reconciliation of Adjusted EBITDAR to GAAP Net Income, page 12

   1. We note from your response to prior comment 4 that you proposed to revise disclosures in future earnings
releases that include Adjusted EBITDAR and Adjusted EBITDAR Margin as non-GAAP performance
measures instead of valuation measures. We continue to
                                                        believe the
presentation of Adjusted EBITDAR and Adjusted EBITDAR Margin as
                                                        performance measures is
inconsistent with Question 100.01 of the updated Non-GAAP
                                                        Compliance and
Disclosure as these measures exclude aircraft rent which appears to be a normal, recurring, cash
operating expense necessary to operate your business. Please
 Dave Davis
Sun Country Airlines Holdings, Inc.
June 9, 2022
Page 2
         revise your disclosures accordingly.
      You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff
Accountant, at (202) 551-3717 with any questions.



FirstName LastNameDave Davis                            Sincerely,
Comapany NameSun Country Airlines Holdings, Inc.
                                                        Division of Corporation
Finance
June 9, 2022 Page 2                                     Office of Energy &
Transportation
FirstName LastName